March 2, 2005

NEWS RELEASE

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

CARDERO RECEIVES HIGHLY ENCOURAGING

IP RESULTS

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to report that a recently completed 14 line kilometre Induced Polarization (IP) survey by Anglo American Mexico S. A. de C.V. (“Anglo”) over the Amargosa Iron Oxide Copper-Gold (IOCG) target has defined four, large, high chargeability, anomalies one of which is associated with outcropping alteration and mineralization at Amargosa Creek (Figure 1).

Located 35 kilometres due south of the San Fernando IOCG system, the Amargosa area formed part of one of the initial thirty-one (31) high priority regional scale targets generated by Anglo’s 2003 belt scale targeting initiative.

First pass geological reconnaissance identified significant alteration associated with undocumented IOCG mineral occurrences. Subsequent stream sediment geochemistry and geological follow-up resulted in the discovery of previously unknown and unworked hematite–chalcopyrite–pyrite mineralization outcropping over 350 metres in Amargosa Creek. Chip Sampling returned grades of 10 metres @ 1.45% Cu.

The majority of the showings are hosted by a thick (10s to 100 metres), permeable volcaniclastic unit and considered to be controlled by a complex interplay of the large regional Catarina fault zone (+30 kilometre strike) and second-order Amargosa and Specularite Creek faults.

Preliminary interpretation and modelling of the IP results by Anglo is highly encouraging:

The Amargosa IP Anomaly, as presently defined, extends over an area of 900 metres N – S by 350 metres E – W.  This anomaly is centered on the outcropping Amargosa Creek mineralization and the mapped structural intersection of the Catarina and Amargosa fault zones (Figure 1).  The anomaly has chargeabilites ranging from 28 to 42 milliseconds (ms) and appears to extend from subcrop to depths in excess of 200 metres.

The Central Anomaly occurs at the intersection of the Catarina and Specularite Creek faults zones and occurs over a 600 by 400 metre area (Figure 1).  The anomaly is modeled to occur at depths of approximately 200 metres to 470 metres; it remains open at depth and has chargeabilites ranging from 30 to 40 ms.

The Amargosa NW anomalies are associated with and centred on the regional scale Catarina fault zone, a broad zone of anomalous copper geochemistry and intense, high level, alteration.  They are comprised of two large IP anomalies (30 – 40 ms) which range from 1000 to 1200 metres strike length and over widths of 400 to 500 metres.  They are modeled to occur at depths which vary from subcrop to approximately 500 meters deep and modeled thicknesses of plus 150 metres (Figure 1).  They remain open to the NW.

Finally a single 28 to 42 ms anomaly occurs on the NE section of the northwestern most line at modeled depths of approximately 150 to 330 metres, it remains open to the NW (Figure 1).

Cardero’s President, Mr. Henk Van Alphen, notes that “Anglo’s work program continues to illustrate the potential of this new IOCG Belt.  We eagerly await confirmation from Anglo of the commencement of drilling”.

Cardero is well financed with approximately $18 million in the treasury and well positioned to continue aggressively exploring projects in Mexico, Peru, and Argentina. Cardero has carved a niche as one of the largest landholders with potential for Iron-Oxide Copper Gold (IOCG) discoveries in the Americas as well as a balanced multi-commodity portfolio of high-quality precious and base metal (gold, silver and copper) prospects. The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and, on the Frankfurt Stock Exchange (symbol CR5).

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

For further information, contact:

Quentin Mai, Manager – Investor Relations

& Corporate. Communications

“Henk Van Alphen” (signed)

Email:  qmai@cardero.com

Hendrik van Alphen, President & CEO

Phone:  (604) 408-7488 Ext. 226

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding a listing on AMEX, potential future corporate growth, the potential for IOCG discoveries and the anticipated quality of the Company’s portfolio.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This press release is not an offer to buy or sell securities in the United States.

Z
X
Y
Central Anomaly
Amargosa NW
Anomalies
(note remain open)
Amargosa IP
Anomaly
Amargosa Creek
showing
500m

Figure 1: Location of Amargosa IP anomalies and interpretation by Anglo American draped on IKONOS satellite imagery.